SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)


                    Rush Financial Technologies, Inc. (RSHF)
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                                (Name of Issuer)


                          Common Stock, par value $0.01
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                         (Title of Class of Securities)


                                    781847108
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                                 (CUSIP Number)

                                   Bernay Box
                              Bonanza Capital, Ltd.
                          300 Crescent Court, Suite 250
                               Dallas, Texas 75201
                             Telephone: 214-303-3900

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 28, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  781847108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bonanza Capital, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     58,265,445 (1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     58,265,445 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,265,445 (1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.8%

14.  TYPE OF REPORTING PERSON

     CO

----------
(1) The securities reported in this amended Schedule 13D include warrants to purchase 47,065,392 shares of Common Stock of the Issuer.

CUSIP No.  781847108
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bonanza Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]


3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     58,265,445 (1)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     58,265,445 (1)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     58,265,445 (1)

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.8%

14.  TYPE OF REPORTING PERSON

     CO

----------
(1) The securities reported in this amended Schedule 13D include warrants to purchase 47,065,392 shares of Common Stock of the Issuer.

CUSIP No.  781847108
           ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Rush Financial Technologies, Inc., a Texas corporation (the "Company") with its principal office located at 13355 Noel Road, Suite 300, Dallas, Texas 75240. This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of the Company.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     This Schedule 13D is being filed by Bonanza Master Fund, Ltd. (the "Master Fund") and its investment manager, Bonanza Capital, Ltd. (the "Investment Manager") (together with the Master Fund, the "Reporting Persons"), with respect to the Common Stock of the Company. The Investment Manager is responsible for making investment decisions with respect to the Master Fund. The Investment Manager may be deemed to be a beneficial owner of the reported securities but disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

     The business address of the Investment Manager is 300 Crescent Court, Suite 250, Dallas, Texas 75201. The business address of the Master Fund is c/o J.D. Clark & Co., One Praesideo Place, 1590 W. Park Circle, Ogden, UT 84404.

     The principal business of the Master Fund is to invest in securities. The Master Fund is a Cayman Islands company.

     The principal business of the Investment Manager is to serve as investment advisor to the Master Fund. The Investment Manager is a Texas limited partnership.

     Neither the Master Fund, the Investment Manager, nor any of their officers or directors has, during the last five years: (i) been convicted in any criminal proceeding; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Persons may be deemed to beneficially own 58,265,445 shares.

     The source of funds used to purchase the securities reported herein was the Master Fund's working capital.

     No borrowed funds were used to purchase the securities, other than any borrowed funds used for working capital purposes in the ordinary course of business. The funds for the purchase of the shares by the Master Fund came from the Master Fund's funds. On April 28, 2006, in consideration for the Reporting Persons purchasing a 10% secured promissory note due on September 8, 2006 for $100,000, the Reporting Persons received 500,000 warrants. The Reporting Persons did not furnish additional consideration for the warrants reported herein. In a PIPE transaction on May 19, 2006, in consideration for the Reporting Persons purchasing $11,359,602 worth of Series E Convertible Preferred Shares of the
Issuer, the Reporting Persons received 37,865,340 warrants. The Reporting Persons did not furnish additional consideration for the warrants reported herein.

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Item 4.  Purpose of Transaction.

     The Master Fund acquired the shares of Common Stock as an investment and in the ordinary course of business.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional shares, dispose of all or some of these shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons may also engage in and may plan for their engagement in:

     (1)  the  acquisition  of  additional   shares  of  the  Company,   or  the
          disposition of shares of the Company;

     (2)  an  extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company;

     (3)  a sale or transfer of a material amount of assets of the Company;

     (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (5) any material change in the present capitalization or dividend policy of the Company;

     (6) any other material change in the Company's business or corporate structure;

     (7) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

     (10) any action similar to those enumerated above.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Company, general market and economic conditions and other factors deemed relevant.

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Item 5.  Interest in Securities of the Issuer.


     As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 58,265,445 shares (including warrants to purchase 47,065,392 shares of Common Stock) of Common Stock of the Company. Based on the Company's latest Form 10-Q filed on May 22, 2006, there was a total of 37,673,780 shares outstanding as of May 15, 2006. Therefore, each of the Reporting Persons is deemed to beneficially own 68.8% (2) of the outstanding shares. Each of the Reporting Persons has the shared power to vote, direct the vote, dispose of or direct the disposition of all 58,265,445 of the shares.

     The trading dates, number of shares purchased and price per share for all transactions in the shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were all private purchase transactions.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     It should be noted that Bernay Box, President of Bonanza Fund Management, Inc., which serves as the General Partner of Bonanza Capital, Ltd. and Murrey Wanstrath of Bonanza Capital, Ltd. became members of the Board of Directors of the Issuer in June 2006.


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Item 7.  Material to be Filed as Exhibits.

     A Joint Filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

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(2) Calculated based on a total of 84,739,172 shares outstanding only as regards the Reporting Persons (37,673,780 shares outstanding plus warrants owned by the Reporting Persons to purchase 47,065,392 shares).

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BONANZA CAPITAL, LTD.

                                            /s/ Bernay Box
                                       By: _________________________
                                            Bernay Box, President of Bonanza
                                            Fund Management, Inc., which serves
                                            as the General Partner of Bonanza
                                            Capital, Ltd.

                                        BONANZA MASTER FUND, LTD.

                                        By:  Bonanza Capital, Ltd.
                                        Investment Manager

                                           /s/ Bernay Box
                                       By: _________________________
                                            Bernay Box, President of Bonanza
                                            Fund Management, Inc., which serves
                                            as the General Partner of Bonanza
                                            Capital, Ltd.



DATE:  July 6, 2006

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                    Exhibit A


                             JOINT FILING AGREEMENT

     The undersigned agree that this Schedule 13D dated July 6, 2006 relating to the Common Stock of the Company shall be filed on behalf of each of the undersigned.


                                        BONANZA CAPITAL, LTD.

                                            /s/ Bernay Box
                                        By: __________________________
                                            Bernay Box, President of Bonanza
                                            Fund Management, Inc., which serves
                                            as the General Partner of Bonanza
                                            Capital, Ltd.

                                        BONANZA MASTER FUND, LTD.

                                        By:  Bonanza Capital, Ltd.
                                        Investment Manager

                                            /s/ Bernay Box
                                        By: ____________________________
                                            Bernay Box, President of Bonanza
                                            Fund Management, Inc., which serves
                                            as the General Partner of Bonanza
                                            Capital, Ltd.

                                                                     Exhibit B


                      Transactions within the last 60 days
                      ------------------------------------

     On April 28, 2006, in consideration for the Reporting Persons purchasing a 10% secured promissory note due on September 8, 2006 for $100,000, the Reporting Persons received 500,000 warrants. The Reporting Persons did not furnish additional consideration for the warrants reported herein. In a PIPE transaction on May 19, 2006, in consideration for the Reporting Persons purchasing $11,359,602 worth of Series E Convertible Preferred Shares of the Issuer, the Reporting Persons received 37,865,340 warrants. The Reporting Persons did not furnish additional consideration for the warrants reported herein.




23214.0001 #675536